ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention: Madeleine Mateo, Christian Windsor

Re:	Sculptor Capital Management, Inc. Revised Preliminary Proxy on Schedule 14A Filed September 14, 2023 File No. 001-33805

Dear Ms. Mateo and Mr. Windsor:

We are submitting this letter on behalf of Sculptor Capital Management, Inc. (the “Company”) in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 20, 2023, with regards to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed with the Commission on September 14, 2023 (the “Revised Preliminary Proxy Statement”) by the Company.

We have attached hereto as Exhibit A a changed-pages-only redline showing the proposed revisions to the Revised Preliminary Proxy Statement that the Company will make in the Definitive Proxy Statement or an amendment to the Revised Preliminary Proxy Statement, to afford the Staff the ability to review such proposed language as soon as possible.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in italicized, bold type, followed in each case by the Company’s response. The page numbers in the headings below refer to pages in the Revised Preliminary Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Revised Preliminary Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement filed August September 14, 2023

Background of the Mergers, page 37

1.	We note your response to prior comment 5. Where you reference the level of client consents received for the Rithm Transaction to date, please quantify the level of clients you have received.
Response to Comment 1:
The Company acknowledges the Staff’s comment but believes, for the reasons described below, that reporting the level of client consents received at any time prior to closing of the Transactions could be misleading and result in materially misleading disclosure under Rule 14a-9.

As described in the Revised Preliminary Proxy Statement, satisfaction of the Rithm Client Consent Condition is measured based on Closing Revenue Run Rate. Closing Revenue Run Rate may be impacted by, among other things, (1) clients terminating their relationships with the Company, (2) clients altering the amount of money being invested on their behalf by the Company (either through new subscriptions or redemptions), and (3) clients granting or revoking their consent to the Transactions, in each case at any time prior to the closing of the Transactions. Accordingly, the level of consenting client revenue run rate received in support of the Transactions will continue to fluctuate up until the closing of the Transactions. The Company believes that reporting interim levels of client consents received would be akin to reporting the in process results of a solicitation prior to a meeting, which is expressly identified as information that may be materially misleading under Rule 14a-9. However, in response to the Staff’s comment, the Company will supplement the disclosure under the heading “The Mergers — Background of the Mergers” appearing on pages 70 and 79 of the Revised Preliminary Proxy Statement to clarify that the level of client consents received for the Transactions is expected to fluctuate up until the closing of the Transactions and the reasons therefor.

2.
We note your response to prior comment 7. We note that the Special Committee and the Board appeared to place particular weight on what it viewed as contingencies in the financing for the bid by the Consortium. In particular you discuss the fact that the Consortium relied on equity guarantees from the parties as well as other funding contingencies, was apparently among the key factor that led the Special Committee and the Board to conclude that the Consortium’s bid presented significant risks and therefore was sufficiently unlikely to lead to a Superior Proposal. It appears that the identity of the Consortium’s key members, including the guarantor, is material to an investors understanding of the Special Committee’s and Board’s recommendation and to understand the Committee’s evaluation of subsequent updates to the proposal.

Response to Comment 2:

The Company acknowledges the Staff’s comment and in response will supplement the disclosure under the heading “The Mergers — Background of the Mergers” appearing on page 70 of the Revised Preliminary Proxy Statement to identify the members of the Consortium.

3.
We note your engagement of the Asset Management Consultant, who presented analysis to the Special Committee. Revise the proxy statement to identify the consultant. Disclose the material terms of all material agreements governing the relationship between the Company and the Asset Management Consultant, and any limitations placed on the Consultant’s evaluation by the Special Committee, Sculptor Management or other related party. Please refer to Item 14(a)(6) of Schedule 14A, and Item 1015(b) of Regulation S-K.

Response to Comment 3:

The Company acknowledges the Staff’s comment and in response will supplement the disclosure under the heading “The Mergers — Background of the Mergers” appearing on pages 70, 75 and 79 of the Revised Preliminary Proxy Statement to include the identity of the consultant and to provide the other disclosures required by Item 14(b)(6) of Schedule 14A, and Item 1015(b) of Regulation S-K, including the terms of the engagement with the Asset Management Consultant and the limitations placed on its evaluation of the Consortium Client Consent Condition Risk (and the reasons therefor).

4.
We note your response to prior comment 1. Please clarify whether you requested client feedback to conduct the Consortium Client Consent Condition Risk analysis or whether such feedback was provided to the Company in another manner. If you requested client feedback, please disclose how you determined which clients should provide feedback. To the extent that you received client feedback from a material percentage of your client base that would be informative in evaluating the Committee’s evaluation of the Consortium Client Consent Condition, please clarify your disclosure.

Response to Comment 4:

The Company acknowledges the Staff’s comment and in response will supplement the disclosure under the heading “The Mergers — Background of the Mergers” appearing on pages 68, 70 and 75 of the Revised Preliminary Proxy Statement to clarify the nature and scope of the client feedback received from the Client Feedback Sources, including the fact that the Asset Management Consultant did not engage directly with the Company’s clients as part of its engagement and the reasons therefor.

5.
We note your disclosure on page 75 of the steps taken by the Asset Management Consultant, including client feedback. Revise the disclosure to state whether the Consultant met with clients directly, or whether they were provided information collected by others. If the Consultant did not independently reach out to clients, clarify which parties conducted the outreach, and whether there was any limitation placed on the Consultant in seeking additional information. Please refer to Item 14(a)(6) of Schedule 14A and Item 1015 of Regulation S-K.

Response to Comment 5:

The Company acknowledges the Staff’s comment and in response will supplement the disclosure under the heading “The Mergers — Background of the Mergers” appearing on page 75 of the Revised Preliminary Proxy Statement to clarify the nature of client feedback received and reviewed by the Asset Management Consultant in connection with its work, as well as the fact that the Asset Management Consultant did not meet with clients directly and instead relied, in part, on the client feedback received from the Client Feedback Sources by the Company and provided to the Asset Management Consultant by the Company. Further, as noted in response to Comment 4 above, the Company will supplement the disclosure on pages 70 and 75 of the Revised Preliminary Proxy Statement to disclose the limitations placed on the Asset Management Consultant in seeking additional information from Company clients beyond the client feedback received from the Client Feedback Sources, including the reasons therefor.

6.
We note your disclosure on page 78, that discussed the conclusions presented by the Asset Management Consultant. Revise to clarify, whether the list of items discussed in the September 5 meeting were conclusions of the Asset Management Consultant, or were matters of discussion between the Consultant and the Special Committee. Similarly, on September 7, you disclose that the Consultant discussed the “typical” drivers of client loss. However, it is not clear whether the Consultant then reached a conclusion as to whether Sculptor’s clients would follow a similar pattern. If such a conclusion was reached, it is unclear the basis for this, including whether it was based on the collected feedback discussed on page 75, and whether the feedback was collected from a sufficient percentage of the client base to support the Consultant’s advice to the Special Committee.

Response to Comment 6:

The Company acknowledges the Staff’s comment and in response will supplement the disclosure under the heading “The Mergers — Background of the Mergers” appearing on pages 78 and 79 of the Revised Preliminary Proxy Statement to clarify the nature of work conducted by the Asset Management Consultant, the fact that the Asset Management Consultant presented its conclusions to the Special Committee at the September 13 meeting of the Special Committee, and the conclusions reached by the Special Committee based, in part, on such conclusions of the Asset Management Consultant as well as its discussions with the Asset Management Consultant. Further, in response to the Staff’s comment, the Company will remove the discussion of the Asset Management Consultant’s observations of “typical” drivers of client loss from the Revised Preliminary Proxy Statement.

* * *

Please do not hesitate to contact me at (617) 951-7802 if you have any questions.

Sincerely,
/s/ Craig Marcus
Craig Marcus

cc:	Dava Ritchea, Sculptor Capital Management, Inc. David Levine, Sculptor Capital Management, Inc. Peter Harwich, Latham & Watkins LLP Alex Kelly, Latham & Watkins LLP Leah Sauter, Latham & Watkins LLP

EXHIBIT A

On August 12, 2023, representatives of J.P. Morgan and PJT Partners received an unsolicited, non-binding proposal from a consortium of bidders led by Boaz Weinstein, founder and chief investment officer of Bidder J, which consortium included Boaz Weinstein, Marc Lasry, Claudel I LLC and Claudel II LLC (affiliates of Bill Ackman) and Susquehanna International Group, LLP~~the founder of Bidder J1~~ (the “Consortium”) offering to acquire the Company for $12.25 per share of Class A Common Stock (such proposal, as later supplemented by the August 14 Clarifications, the “August 12 Proposal”) but which proposal, from the Special Committee’s perspective, raised a number of questions as to the adequacy of committed financing and closing certainty, as described below. The August 12 Proposal contemplated the following:

•
unspecified portions of the Company’s CLO and CFO business lines would be sold to Bidder H in an asset sale (the “CLO Sale”), and then a newly-formed shell entity would acquire the Company on similar terms and conditions as contemplated in the Merger Agreement with Rithm, except with respect to the key differences noted below;

•
the Consortium stated that its newly-formed shell entity would be financed by a combination of: (a) $288 million of equity financing from four unaffiliated parties, (b) $50 million of debt financing from Bidder H, (c) approximately $210 million in proceeds from the CLO Sale from Bidder H, and (d) cash on the Company’s balance sheet (collectively, the “Potential Funding Sources”);

•
the Consortium delivered five cross-conditioned commitment letters from four unaffiliated parties to fund up to a maximum amount of approximately $288 million (each of which conditioned the funding of the commitments in its letter upon the full funding of the commitments under all the other letters);

•
the Consortium did not deliver any commitment letters or other documentation from Bidder H in respect of the $260 million purported to be provided by Bidder H in respect of the debt financing or the CLO Sale;

•	the Consortium limited their monetary liability for damages (including damages arising from a failure to fund and close the transaction) to $19.6 million;

•
the closing of the proposed transaction would be conditioned upon the Company achieving an 80% client run-rate consent threshold for its CLO business line (which would require clients to consent to Bidder H acquiring the CLO business), an 80% client run-rate consent threshold for its Real Estate business line, and a 50.1% client run-rate consent threshold in respect of the Company’s Multi-Strategy and Opportunistic Credit business lines (collectively, the “Consortium Client Consent Condition”);

•
the Consortium stated that it would offer a similar rollover option to Class A Unitholders as is offered under the Merger Agreement, but its rollover would not be conditioned upon a minimum percentage of Class A Unitholders electing to participate in the rollover;

•
the Consortium stated that it would be willing to employ certain key executives of the Company, including Mr. Levin and Mr. Orbuch, and provide a compensation package no worse than under the compensation package they would have in a proposed transaction with Rithm, but the Consortium did not specify the employment terms that the Consortium was prepared to offer to such key executives or the ongoing role these executives would have in the Company’s Investment Function going forward[1]; and

•
upon closing of the transaction outlined in the August 12 Proposal, the Company’s Investment Function would be overseen by an “Office of the CIO” which would include ~~(without limitation) representatives of Bidder J~~Mr. Weinstein, Mr. Levin, and certain third parties (Kieran Goodwin and Mike Jacobellis~~two of whom had been previously identified by Bidder J~~) who were not currently employed by the Company or the Consortium but who the Consortium indicated would be selected and hired by Mr. Weinstein~~the founder of Bidder J~~.

On August 13, 2023, at a meeting of the Special Committee with representatives of its financial and legal advisors, J.P. Morgan, and the Company’s management present, the Special Committee discussed the August 12 Proposal with all attendees, including the steps required to evaluate the proposal and the initial impressions of the proposal. Representatives of Latham & Watkins described the restrictions imposed by the Merger Agreement on the Company and its representatives’ ability to discuss the August 12 Proposal with the Consortium and certain factors that the Special Committee should consider in evaluating whether the August 12 Proposal constituted, or was reasonably expected to lead to, a Superior Proposal (any such conclusion in the affirmative, a “Superior Proposal Determination”). In particular, representatives of Latham & Watkins made clear that the terms of the Merger Agreement with Rithm included a customary non-solicitation provision that prohibits any discussions or negotiations with the Consortium (or any other third party) unless the Special Committee and the Board (acting on recommendation of the Special Committee) makes a Superior Proposal Determination and that a failure to abide by these terms could result in a breach of the Merger Agreement with Rithm that could potentially result in Rithm having an ability not to close the transaction or to terminate the Merger Agreement. Representatives of Latham & Watkins indicated further that the Merger Agreement with Rithm did allow the Special Committee to ask clarifying questions of the Consortium to the extent necessary to further assess any unsolicited offer.

1 As background, institutional clients, like those invested in the Company’s investment funds, generally spend significant time and resources (including the use of third party consultants and advisors) diligencing the investment capability, strategies, controls, processes, personnel, track record, risk mitigation and many other elements of a potential fund manager prior to making an investment. In general, this diligence focuses on evaluating the following three core parts of a manager’s investment function (the “Investment Function”) across a long period of time and over multiple market cycles:

•
Investment Strategy: The investment objective (risk and reward) of the fund and the specific strategies that will be pursued to accomplish the objective, including risk tolerance, volatility, hedging, etc.;

•	Investment Process: The decision-making, guidelines, processes and controls that govern the manager’s application of the investment strategy; and
•
Investment Team: The people responsible for implementing the investment strategy and investment process, including their tenure working together, their experience managing the fund in question and their track record in managing the fund.

The Special Committee discussed the August 12 Proposal and noted that while the price per share of Class A Common Stock was higher than the price per share of Class A Common Stock in the Public Merger, the Consortium had not delivered (a) documentation evidencing a binding commitment from Bidder H in respect of $260 million necessary for the Consortium to consummate the proposed transaction, (b) evidence that the amounts supplied by the Potential Funding Sources, if delivered at all, would be sufficient to pay the consideration and other fees and expenses that would be due in connection with the consummation of the transactions outlined in the August 12 Proposal, or (c) information regarding the Consortium’s anticipated timeline to signing a definitive merger agreement or satisfying applicable conditions to closing.

The Special Committee authorized its legal and financial advisors to (1) notify Rithm of the unsolicited proposal in accordance with the Company’s obligations under the Merger Agreement and (2) request that the Consortium clarify certain points in the August 12 Proposal, including, among other things, that it provide (i) documentation evidencing the debt financing commitment from Bidder H and the CLO Sale to Bidder H, (ii) a detailed sources and uses table that would set forth the Consortium’s assumptions regarding the amount of consideration necessary to consummate the transaction and the identity of each source of funding therefor, (iii) the scope of anticipated regulatory approvals that would be required in light of the Consortium members’ respective businesses, (iv) more detailed information about the proposed terms for the rollover, equity incentive arrangements and employment arrangements that were referenced in the August 12 Proposal, and (v) information regarding the proposed “Office of the CIO” to assess the nature of any proposed changes to the Company’s Investment Function following the Closing.

Later that day, at the direction of the Special Committee, (a) representatives of Latham & Watkins notified representatives of Rithm and Skadden of the August 12 Proposal as required under the terms of the Merger Agreement and (b) representatives of PJT Partners sent the Special Committee’s requested clarifications to the August 12 Proposal to representatives of the Consortium and its financial and legal advisors.

On August 14, 2023, at a meeting of the Special Committee with representatives of Latham & Watkins present, the Special Committee continued to discuss the August 12 Proposal in order to evaluate whether to make a Superior Proposal Determination.

Later that day, representatives of the Consortium provided responses to the requested clarifications to representatives of PJT Partners and J.P. Morgan, including a detailed sources and uses file (the “August 14 Clarifications”). The August 14 Clarifications indicated that, among other things: (a) the Consortium did not have documentation evidencing a binding commitment from Bidder H to fund $260 million in respect of the debt financing or the CLO Sale, (b) the Consortium estimated that the total funds required to consummate the transactions would be approximately $433 million (after taking into account cash that the Consortium anticipated to be available for use on the Company’s balance sheet at the closing of a potential transaction), and (c) the Consortium did not anticipate that the timeline to signing a definitive merger agreement and closing would be substantially longer than the timeline contemplated in the transaction with Rithm, but that the Consortium (i) was not in a position to provide detail with respect to these timelines without further information and engagement from the Company and (ii) would need to conduct additional diligence after signing a definitive merger agreement regarding the previous criminal plea by a former subsidiary of the Company and regulatory status in order to assess whether the Consortium would require the SEC to issue a 9(c) exemptive order prior to the closing of the proposed transaction. Representatives of PJT Partners promptly notified the Special Committee of the August 14 Clarifications.

On August 15, 2023, representatives of Latham & Watkins notified representatives of Rithm and Skadden of the August 14 Clarifications, as required by the terms of the Merger Agreement.
On August 16, 2023, the Former EMD Group sent a letter to the Special Committee (the “August 16 Letter”) expressing concerns that the Transactions undervalue the Company and requesting that the Company release all bidders involved in the bid process from the standstill obligations in their NDAs. Daniel Och (who is a member of the Former EMD Group) simultaneously filed a Schedule 13D/A publicly disclosing the August 16 Letter. The transaction documents for the Public Merger provide that if any member of the Former EMD Group makes any communication to any third party that, among other things, criticizes, disparages or creates a negative impression of the Transactions, Parent or the Company, then Parent will have no obligation to offer the Rollover to the Former EMD Group. As a result, the public disclosure by Mr. Och of the August 16 Letter resulted in Parent no longer having an obligation to offer the Rollover to members of the Former EMD Group.
Later that day, at a meeting of the Special Committee with representatives of its financial and legal advisors, J.P. Morgan, Weil and the Company’s management present, representatives of Latham & Watkins led a discussion of the August 16 Letter, the terms and conditions of the August 12 Proposal and key differences between the August 12 Proposal and the terms of the Merger Agreement. Representatives of J.P. Morgan and PJT Partners then discussed with the Special Committee the sources and uses file provided by the Consortium in the August 14 Clarifications. In particular, the Special Committee discussed that the August 12 Proposal understated the amount of funds necessary to consummate the transaction by approximately $217 million, including by overstating the amount of cash on the Company’s balance sheet that would be available to pay closing consideration by approximately $131 million. Additionally, the Special Committee discussed that the August 12 Proposal failed to take into account (i) the requirement to potentially repurchase the Company Warrants at a Black-Scholes Value of approximately $33 million, (ii) approximately $14 million that would be required to be paid as additional merger consideration to the Class A Shareholders and Class A Unitholders assuming a per-Class A Share price of $12.25, (iii) approximately $3 million in change of control prepayment fees under the Company’s existing indebtedness, (iv) approximately $27 million of payments required to be made under the TRA to former executive managing directors of the Company in connection with the proposed CLO Sale, and (v) certain other severance and accelerated equity incentive payments that would become payable upon the consummation of the transaction described in the August 12 Proposal.

The Special Committee then held an executive session with representatives of its legal and financial advisors present and without representatives of J.P. Morgan, Weil or the Company’s management present. The Special Committee and its financial and legal advisors further discussed the August 12 Proposal’s terms and conditions and asked additional questions of the Special Committee’s legal and financial advisors. Following discussion, the Special Committee determined that:

•
the August 12 Proposal underestimated the financing and funding that would be necessary to consummate the transactions contemplated by the August 12 Proposal by approximately $217 million and did not identify any source of funding (committed or not) for this incremental $217 million;

•
there was a question as to whether the Consortium would be willing to pay the proposed $12.25 consideration after it took into account the additional $217 million of consideration the Special Committee identified as necessary to consummate the transactions contemplated in the August 12 Proposal;

•
the Consortium had only delivered documentation evidencing committed financing for approximately $288 million of the $650 million (in addition to (and assuming use of) available cash on the balance sheet of the Company) required to consummate the transactions contemplated by the August 12 Proposal;

•
while the Consortium purported to have $260 million of funding from Bidder H, the Special Committee doubted that such funding was committed because the Consortium had not provided the Special Committee with any written documentation from Bidder H, and indicated that it would only provide this written documentation of such commitment after the Special Committee had made a Superior Proposal Determination;

•	the August 12 Proposal’s financing conditionality was greater than the financing conditionality associated with the Merger Agreement because:

○
the Consortium buyer signing the merger agreement would be a shell entity with no cash or other assets and would require 5 separate entities or persons to provide it funding in order for it to pay consideration (as opposed to the ~~Rithm~~ T~~t~~ransactions, whereby Rithm, itself a creditworthy entity, signed the Merger Agreement);

○
the commitment letters delivered in connection with the August 12 Proposal were cross-conditioned (such that if one party failed to fund, the other parties did not have to fund) and required the Company to bring lawsuits against five separate counterparties to enforce the funding obligations thereunder (as opposed to the ~~Rithm~~ T~~t~~ransactions, where the Company has recourse to a single creditworthy counterparty);

	○	the commitments contemplated by the commitment letters were not sufficient in amount to consummate the August 12 Proposal; and

○
the monetary damages that could be recovered against the Consortium if the Consortium failed to close the transaction were limited to $19.6 million (as opposed to the ~~Rithm~~ T~~t~~ransactions, whereby Rithm would be responsible for all damages determined to be owed to the Company) which would make it materially less costly for the Consortium to decide to walk away from the transaction in the event it no longer wanted to purchase the Company for the agreed price (including because of client redemptions, general market conditions or other factors that may cause the Company’s business to become less profitable);

•
the Consortium would require additional time to negotiate and enter into definitive agreements, including agreements with respect to a potential rollover, which would delay consummation of a potential sale of the Company and during which time the pending transaction would remain subject to risks related to the performance of the Company, each counterparty and macroeconomic factors;

•
as assessed by the Special Committee and communicated to Bidder J on several occasions prior to the announcement of the transaction with Rithm, the Special Committee had substantial concerns as to the likelihood of satisfying the Consortium Client Consent Condition included in the August 12 Proposal, and therefore whether the transaction proposed by the Consortium could be closed at all;

•
while the 85% client run-rate consent condition threshold in the Merger Agreement (the “Rithm Client Consent Condition”) is, on its face, higher than the thresholds in the Consortium Client Consent Condition, the Special Committee did not believe the Rithm Client Consent Condition is more onerous because, among other reasons, the Special Committee had a significantly higher degree of confidence that the Rithm Client Consent Condition could actually be satisfied, based on (i) Rithm’s stated intention that it will not meaningfully change the Company’s Investment Function, (ii) the lower likelihood of client withdrawals and redemptions (as withdrawals and redemptions negatively impact the ability to achieve the client run-rate consent condition) and (iii) general client feedback received by the Company to date in ordinary-course calls and other discussions with clients occurring in connection with the Company seeking client consents to satisfy the Rithm Client Consent Condition;

•
the August 12 Proposal contemplated that the CLO Sale would occur shortly after or immediately prior to the consummation of the closing of a potential sale of the Company, which structure the Special Committee viewed as potentially increasing the risk of not obtaining client run-rate consents (because clients of the Company would be asked to consent to Bidder H acquiring the CLO business on terms that had not yet been disclosed) and introducing additional timing and closing risks that the Special Committee would not be in a position to assess until the Consortium delivered documentation evidencing commitments from Bidder H in respect of the CLO Sale;

•
the Consortium indicated that, subject to reviewing the applicable employment arrangements with Mr. Levin and Mr. Orbuch, it may enter into employment arrangements substantially similar to those executed by Rithm (with respect to Mr. Levin’s employment arrangement) and those in place with the Company (with respect to Mr. Orbuch’s employment arrangement), but the Consortium indicated that it was not in a position to provide draft agreements or proposed changes for the Special Committee’s consideration; and

•
the Consortium had not provided substantive responses as to how the “Office of the CIO” construct was envisioned to operate or to questions regarding the post-closing Investment Function of the Company.

In light of the above, the Special Committee, following discussion with its financial and legal advisors, did not make a Superior Proposal Determination and directed the Company and its Representatives not to engage further with the Consortium with respect to the August 12 Proposal.

On August 18, 2023, in connection with the Board of Directors authorizing the filing of the preliminary proxy statement with the SEC, the Board (acting upon the recommendation of the Special Committee) adopted a resolution providing a waiver of existing “standstill” provisions under all NDAs entered into by the Company in connection with the potential transactions solely to the extent necessary to permit each counterparty to submit confidential proposals to the Board of Directors or the Special Committee. However, all other confidentiality and “standstill” provisions under such NDAs remain in full force and effect, and accordingly all parties to such an NDA with the Company (including Bidder J) are not permitted, among other things, to make public announcements with respect to proposals to acquire the Company. The Special Committee and the Board of Directors determined that the “standstill” waiver that allows confidential acquisition proposals to be submitted was consistent with its fiduciary duties and the applicable terms of the Merger Agreement, and that granting a full waiver of all applicable “standstill” provisions and allowing potential bidders who had previously signed an NDA to publicly disclose such proposals would not increase the likelihood of receiving a proposal constituting a Superior Proposal, but could cause meaningful disruption for the Company’s clients and employees. All such counterparties were informed of such waiver on August 21, 2023.

On August 22, 2023, the Former EMD Group: (i) sent a letter to the Special Committee (the “August 22 Letter”) expressing additional purported concerns about the role of the Company’s management in the sale process and requesting that the Company release certain bidders involved in the sale process from the standstill obligations in their NDAs and (ii) sent a demand pursuant Section 220 of the DGCL (the “August 22 Demand”) to the Company, seeking to inspect certain books and records of the Company. Mr. Och filed a Schedule 13D/A publicly disclosing the August 22 Letter and the August 22 Demand.

On August 24, 2023, representatives of J.P. Morgan and PJT Partners received a further updated unsolicited, non-binding proposal from the Consortium (the “August 24 Proposal”). The August 24 Proposal included the following material updates from the August 12 Proposal:

•	the Consortium increased the total “sources” to fund the transaction consideration to $765 million;

•
the Consortium’s newly-formed shell entity buyer would be financed by a combination of: (a) $288 million of equity financing from four unaffiliated parties, (b) $217 million of shareholder loans from three of the four equity financing sources, (c) $60 million of debt financing from Bidder H, and (d) approximately $200 million in proceeds from the CLO Sale from Bidder H;

•	the Consortium delivered five binding commitment letters from four unaffiliated parties to fund up to $505 million, comprising $288 million of equity and $217 million of shareholder loans;

•
the Consortium did not deliver any commitment letters or other documentation from Bidder H in respect of the $260 million purported to come from Bidder H in respect of the debt financing or the CLO Sale;

•	the Consortium limited its monetary liability for damages (including damages arising from a failure to fund and close the transaction) to $39.2 million (up from $19.6 million);

•
the Consortium did not make any changes to the Consortium Client Consent Condition proposed in the August 12 Proposal but expressed that the Consortium was confident in the Company’s ability to secure the requisite level of client consents based on the Consortium members’ reputation in the hedge fund industry, the Consortium’s plans with respect to the “Office of the CIO,” and the fact that their proposed consent thresholds were lower than those in the Rithm Client Consent Condition; and

•	all other conditions to signing and closing of the proposed transaction remained substantially unchanged from the August 12 Proposal.

The August 24 Proposal also included requests that the Special Committee release the Consortium from certain of its obligations under its NDA with the Company in order to enable the Consortium to (i) make public statements regarding its proposals, and (ii) engage with the Former EMD Group in order to garner support for, and potentially improve, the August 24 Proposal (the “August 24 Requests”). In connection with the August 24 Proposal, the Consortium also delivered a separate letter highlighting what it perceived to be mischaracterizations in the Company’s preliminary proxy statement regarding Bidder J’s participation in the sale process to date. Representatives of PJT Partners and J.P. Morgan promptly notified the Special Committee of the August 24 Proposal.

Later that day, representatives of Latham & Watkins notified representatives of Rithm and Skadden of the August 24 Proposal as required under the terms of the Merger Agreement.

On August 25, 2023, at a meeting of the Special Committee with representatives of its financial and legal advisors, J.P. Morgan, and the Company’s management present, the Special Committee discussed the August 24 Proposal, including steps required to evaluate the proposal and initial reactions to the proposal. Representatives of J.P. Morgan and PJT Partners then reviewed with the Special Committee the updated sources and uses file provided by the Consortium in its August 24 Proposal that set forth certain assumptions regarding the amount of consideration necessary to consummate the transaction and the identity of each source of funding therefor. In addition, the Company’s management provided a report, based on feedback ~~from clients to~~that the Company’s ~~the~~ client relations team~~, regarding reactions the Company~~ (the “Client Partner Group”) had received from clients ~~of the Company~~ following the Company’s filing of the preliminary proxy statement and the reports in the press that ~~a group of investorst~~the Consortium was making a competing offer to buy the Company. The Company’s management explained that such feedback was provided by clients through a combination of (1) discussions during ordinary-course calls with the Company’s clients, (2) discussions during calls in connection with seeking consent from clients to the Transactions, and (3) unsolicited calls from clients, in some cases referencing recent press reports (such sources of feedback, the “Client Feedback Sources”). Feedback received from ~~investors~~the Client Feedback Sources included that (i) a key reason clients had elected to remain invested with the Company was due to its existing Investment Function and such clients would disfavor any material changes to the Investment Function, (ii) such clients had a negative reaction to (and in some cases expressed an intention to redeem assets in the event that) Boaz Weinstein and the other individuals publicly reported in the press to be part of the Consortium acquiring the Company and (iii) clients continued to express concern about the disruption created by disputes with the Former EMD Group and about a post-closing governance structure in which the Former EMD Group would continue to have oversight over the Company. The Special Committee noted that client feedback on the Consortium Client Consent Condition was not sought by the Company through systematic affirmative outreach to the Company’s clients, and considered whether it would be prudent to conduct such affirmative outreach to top clients in order to ask ~~the Client Feedback Sources~~ such clients explicitly for their views regarding the Consortium and the likelihood they would consent in connection with the Consortium Client Consent Condition. The Special Committee determined not to do so at that time given that (i) the client feedback received from the Client Feedback Sources represented a material percentage of the Company’s client revenue run rate, and (ii) the Special Committee believed that affirmative outreach to clients would cause significant disruption to the Company’s business and operations, including the risk of triggering redemptions by clients who view the question as reinforcing existing concerns about changes to the Investment Function and Investment Team.

Later that day, the Special Committee held a meeting in executive session with representatives of its legal and financial advisors present and without representatives of J.P. Morgan or the Company’s management present. The Special Committee discussed the potential benefits of retaining an independent consultant to aid the Special Committee in assessing the degree of closing risk associated with the Consortium Client Consent Condition proposed by the Consortium and the ~~various~~feedback received to date from ~~clients~~the Client Feedback Sources. The Special Committee considered ~~the retention of~~retaining a ~~specific~~ nationally recognized independent consultant with extensive experience consulting in the asset management industry, Casey Quirk, a Deloitte Consulting LLP business (the “Asset Management Consultant”). The Special Committee then discussed the August 24 Proposal’s terms and conditions and asked additional questions of the Special Committee’s legal and financial advisors. Following discussion, the Special Committee determined that:

•
the Consortium had only delivered documentation evidencing committed financing for approximately $505 million of the $650 million (in addition to (and assuming use of) available cash on the balance sheet of the Company) to consummate the transactions contemplated by the August 24 Proposal;

•
while the Consortium purported to have $260 million of funding from Bidder H, the Special Committee continued to doubt whether such funding was committed, because the Consortium had still not responded to the Special Committee’s prior requests to deliver written documentation of such commitment;

•
the August 24 Proposal’s financing conditionality continued to be greater than the financing conditionality associated with the Merger Agreement for all of the same reasons as described above with respect to the August 12 Proposal:

•
the Special Committee continued to have substantial concerns as to whether the Consortium Client Consent Condition (unchanged from the August 12 Proposal) could be satisfied, and therefore whether the transaction with the Consortium could be closed at all, which concerns were reinforced in light of the reactions of certain of the Company’s clients since the filing of the Company’s preliminary proxy statement and other reports in the press;

•
the Special Committee continued not to believe the Rithm Client Consent Condition is more onerous because, among other reasons, the Special Committee continued to have a significantly higher degree of confidence that the Rithm Client Consent Condition could actually be satisfied, based on (i) Rithm’s stated intention that it will not meaningfully change the Company’s Investment Function, (ii) the lower likelihood of client withdrawals and redemptions (as withdrawals and redemptions negatively impact the ability to achieve the client run-rate consent condition) as a result thereof, (iii) general client feedback received to date from the Client Feedback Sources, and (iv) the fact that clients representing a material percentage of the Company’s client base had already provided their consent to the Transactions with Rithm (which level of client consents ~~received for~~ Special Committee noted is expected to continue to fluctuate until the closing of the Transactions; due to, among other things, (1) clients terminating their relationships with the Company, (2) clients altering the amount of money being invested on their behalf by the Company (either through new subscriptions or redemptions), and (3) clients granting or revoking their consent to the Transactions, in each case at any time prior to the closing of the Transactions (the “Client Consent Factors”)) ~~with Rithm to date~~;

•	the Special Committee intended to retain an independent consultant to aid the Special Committee in assessing the degree of closing risk associated with the Consortium Client Consent Condition; and

•
the Consortium’s August 24 Proposal did not address any of the Special Committee’s other concerns with the August 12 Proposal, despite the fact that such concerns had been publicly disclosed in the Company’s preliminary proxy statement and, in the case of certain issues, such as the Consortium Client Consent Condition, in multiple prior interactions with Bidder J and its advisors.

In light of the above, the Special Committee, after discussion with its financial and legal advisors, did not make a Superior Proposal Determination and directed the Company and its Representatives not to engage further with the Consortium with respect to the August 24 Proposal. Additionally, the Special Committee determined that the Special Committee was not permitted to grant either of the August 24 Requests, given that the Company was subject to customary non-solicitation obligations under the Merger Agreement (see “The Merger Agreement — Additional Agreements — No Solicitation” beginning on page 130). Furthermore, the Special Committee reviewed the Consortium’s separate letter delivered on August 24 and determined that the Consortium’s assertions regarding perceived mischaracterizations in the Company’s preliminary proxy statement were without merit.

Also on August 25, 2023, a representative of Dechert contacted a representative of Latham & Watkins to reiterate the request from the August 22 Letter that the Former EMD Group be released from its obligations under its NDA with the Company in order to seek information from, negotiate and enter into agreements with any other person that already has an NDA with the Company (including, but not limited to, Bidder H, Bidder J, and the Consortium). On August 26, 2023, at the instruction of the Special Committee, representatives of Latham & Watkins responded to the representative of Dechert explaining that such an action was prohibited pursuant to the Company’s customary non-solicitation obligations under the Merger Agreement (see “The Merger Agreement — Additional Agreements — No Solicitation” beginning on page 130), and accordingly that the requested release was not granted and all provisions of the NDA remained in full force and effect.

Later on August 25, 2023, at the instruction of the Special Committee, representatives of Latham & Watkins contacted representatives of the Asset Management Consultant to potentially engage the Asset Management Consultant to assist the Special Committee to collect information that would be helpful to the Special Committee in evaluating whether~~the risk that~~ the Consortium Client Consent Condition would not be reasonably likely ~~able~~ to be satisfied (the “Consortium Client Consent Condition Risk”).

On August 26, 2023, representatives of J.P. Morgan and PJT Partners received a further updated unsolicited, non-binding proposal from the Consortium (the “August 26 Proposal”) offering to acquire the Company for $12.76 per share of Class A Common Stock. The August 26 Proposal included the following material updates from the August 12 Proposal and the August 24 Proposal:

•
the Consortium stated that its newly-formed shell entity buyer would be financed by a combination of: (a) $304 million of equity financing from four unaffiliated parties, (b) $217 of shareholder loans from three of the four equity financing sources, and (c) $237 of debt financing from two of the four equity financing sources and delivered five binding commitment letters from four unaffiliated parties for these commitments;

•	the $237 million of debt financing commitments would be subject to negotiation of long-form documentation and additional conditions not applicable to the equity or shareholder loan commitments;

•
the Consortium no longer required any financing from Bidder H, but reserved the right to proceed with the CLO Sale between signing and closing of the proposed transaction (without specifying how the client run-rate consent condition for the CLO business line would be satisfied if a buyer for the CLO business line were not identified at the time consents were sought); and

•	all other conditions to signing and closing of the proposed transaction remained substantially unchanged from the August 12 Proposal and the August 24 Proposal.

Representatives of PJT Partners and J.P. Morgan promptly notified the Special Committee of the August 26 Proposal. Later that day, representatives of Latham & Watkins notified representatives of Rithm and Skadden of the August 26 Proposal as required under the terms of the Merger Agreement.
On August 27, 2023, at a meeting of the Special Committee with representatives of its financial and legal advisors, J.P. Morgan, and the Company’s management present, the Special Committee discussed the August 26 Proposal, including steps required to evaluate the proposal and initial reactions to the proposal. Representatives of J.P. Morgan and PJT Partners then reviewed with the Special Committee the updated sources and uses file provided by the Consortium in its August 26 Proposal.
The Special Committee then held an executive session with representatives of its legal and financial advisors present and without representatives of J.P. Morgan or the Company’s management present. The Special Committee further discussed the August 26 Proposal’s terms and conditions with the Special Committee’s legal and financial advisors. Following discussion, the Special Committee determined that:

•
While the Consortium had delivered documentation in the August 26 Proposal evidencing committed financing for the full amount of the consideration required to consummate the transactions contemplated therein, the August 26 Proposal’s financing conditionality was still greater than the financing conditionality associated with Merger Agreement in that it had all of the same conditionality issues identified in connection with the August 12 Proposal and August 24 Proposal, but now also introduced additional conditionality because it included incremental conditions to funding of the debt commitments that did not apply to the equity or shareholder loan commitments;

•
Due to the unusual fact that the Consortium is both the debt “borrower” and the debt “lender” under such debt commitments, there was a substantial risk that if the Consortium failed to reach agreement among its members on terms of the debt, these commitments could not be specifically enforced to compel a closing (in which case the Company would only be able to seek up to $39.2 million in damages);

•
The Special Committee continued to have substantial concerns as to whether the Consortium Client Consent Condition (unchanged from the August 12 Proposal) could be satisfied, and therefore whether the transaction with the Consortium could be closed at all, which concerns were reinforced in light of the reactions of certain of the Company’s clients since the filing of the Company’s preliminary proxy statement and other reports in the press, and the Special Committee intended to retain an independent consultant that could aid in this assessment; and

•
The Consortium’s August 26 Proposal did not address any of the Special Committee’s other material concerns with the August 12 Proposal or the August 24 Proposal, despite the fact that the Special Committee’s concerns with respect to the August 12 Proposal had been publicly disclosed in the Company’s preliminary proxy statement and, in the case of certain issues such as the Consortium Client Consent Condition, in multiple prior interactions with Bidder J and its advisors.

In light of the above, the Special Committee, after discussion with its financial and legal advisors, did not make a Superior Proposal Determination. The Special Committee also determined to send a letter to the Consortium outlining the threshold issues that continued to prevent the Consortium’s proposals from being reasonably expected to lead to a Superior Proposal and describing ways in which the Consortium could modify its proposals to resolve such threshold issues. Because the Company remained subject to non-solicitation obligations under the Merger Agreement that prevented any such communication (see “The Merger Agreement — Additional Agreements — No Solicitation” beginning on page 130), the Special Committee instructed Latham & Watkins to seek Rithm’s consent to the Special Committee sending such a letter. Latham & Watkins did so, and on August 28, 2023, Skadden indicated that Rithm had agreed to provide such a consent.
On August 28, 2023, at a meeting of the Board of Directors with representatives of J.P. Morgan, PJT Partners and Latham & Watkins present, the Board of Directors discussed the August 24 Proposal and the August 26 Proposal, the Special Committee’s determinations with respect thereto and the Special Committee’s desire to send a letter to the Consortium to provide specific feedback on the August 24 Proposal and the August 26 Proposal. The Board of Directors also discussed certain incorrect information that was being publicly reported and the negative impact these inaccurate reports could have on the Company and the Company Stockholders, and considered making a public statement with respect to the August 24 Proposal and August 26 Proposal. The Board of Directors noted that, pursuant to the terms of the Merger Agreement, in the event the Company made such a public statement, Rithm was entitled to ask the Board of Directors to re-affirm their recommendation with respect to the Transactions (which Rithm ultimately requested). The Board of Directors determined that, if the Special Committee determined that such a public statement was in the best interest of the Company Stockholders, then the Board of Directors would include a re-affirmation of its recommendation to the Company Stockholders with respect to its support for the Transactions with Rithm in any such public statement.
On August 29, 2023, the Former EMD Group sent a letter to the Special Committee (the “August 29 Letter”) expressing concerns about the Transactions and the bid process, and Mr. Och filed a Schedule 13D/A publicly disclosing the August 29 Letter. The August 29 Letter reiterated the request from the August 16 Letter for the Company to release Bidder J, Bidder H and the Former EMD Group from the standstill obligations in their NDAs.

Later that day, at approximately 12:30 P.M. Eastern Time, representatives of J.P. Morgan and PJT Partners received a letter from the Consortium, which they promptly relayed to the Special Committee, in which the Consortium requested that the Special Committee respond by 4:00 P.M. Eastern Time on the same day with (i) responses to the August 24 Requests, and (ii) confirmation as to whether the Special Committee had made a Superior Proposal Determination. On the same day, representatives of Latham & Watkins notified representatives of Rithm and Skadden of this letter.

Later that day, at the direction of the Special Committee, PJT Partners delivered a letter from the Special Committee (the “August 29 Feedback Letter”) to the Consortium, in which the Special Committee explained that certain threshold issues continued to prevent the Consortium’s proposals from being reasonably expected to lead to a Superior Proposal. Key excerpts of the letter identifying the threshold issues are included below:2

•
“Financing Uncertainty: The [Consortium’s proposals] have consistently introduced significantly more financing conditionality, and therefore closing uncertainty, than the transaction with Rithm, in which the Company has recourse to a creditworthy entity to seek payment of all transaction consideration and to recover for the benefit of the Company’s stockholders full damages in the event Rithm were to breach its obligation to close the transaction. Key shortcomings as set forth in the August 26 Proposal [were] as follows:

○
The proposal requires debt financing – from [members of the Consortium itself] – to consummate the transaction. The debt funding is subject to additional conditions not applicable to the equity commitments, and the unusual fact that [the Consortium acts as] both the debt “borrower” and the debt “lender” creates increased risk that these commitments could never be effectively enforced.

○
The issues above are magnified because the August 26 Proposal caps [the Consortium’s] financial exposure for damages claims at $39.2 million (approximately 5% of the [total] consideration [for the proposed transaction]) – an amount that would be unlikely to compensate the Company’s stockholders for the loss in value that would result if [the Consortium] breached its obligations and failed to close.

○
This combination of factors creates a meaningfully increased risk for the Company’s stockholders, because [the Consortium would] have the means to orchestrate a failure to close, cause the Company to need to litigate whether that failure constitutes a qualifying breach, and then leave the Company and its stockholders damaged even if [the Company were to] win the lawsuit – after all of the expense and negative publicity around these events. It is not appropriate to ask the Company stockholders to bear this risk.

•	Client [Run-Rate] Consents and Closing Uncertainty:

○
[The Consortium’s proposals] all contemplate that closing will not occur unless the Company secures a specified threshold level of consent from the clients in its Credit, Multi-Strategy, CLO and Real Estate business lines. However, [such proposals] also contemplate varying degrees of changes to the investment process (including the individual(s) with the ultimate authority to make investment decisions) and, in all cases, contemplate a new control structure whereby [Consortium members] and other individuals not currently affiliated with the Company will ultimately sit at the top of the corporate structure in a newly formed “Office of the CIO” that will have input and oversight on investment decisions and strategy.

○
[The Special Committee and its advisors] have consistently communicated that retaining the Company’s management is not a condition to acquiring the Company. However, deal certainty is. As [the Consortium] know[s] well from running [its] own asset management business, clients care about who is managing their money. And so [the review of the Special Committee and its advisors] of [the August 12 Proposal, August 24 Proposal, and August 26 Proposal] has necessarily included requesting information regarding post-closing plans, including with respect to key employees, and in [the case of the Consortium], information (much of which has yet to be provided) regarding the governance/control structure among [the Consortium] members, whether [the Former EMD Group] who may collectively hold significant minority positions following the rollover detailed in [the August 12 Proposal, August 24 Proposal, and August 26 Proposal] will have a role in the governance/control structures and the intended operation of (and allocation of investment discretion among) the “Office of the CIO” referenced in the [August 12 Proposal, August 24 Proposal, and August 26 Proposal].

○
Throughout the sale process, the Special Committee and its advisors have consistently communicated to [the Consortium] that the Special Committee is unwilling to ask the Company’s stockholders to bear the risk that clients will not be comfortable with [the Consortium’s] go-forward strategy regarding who will be ultimately responsible for investment strategy. The Special Committee’s reasoned judgement, including as informed by the reaction of certain clients to the extensive press coverage of the leaked August 12 Proposal, is that there is meaningful risk that the client [run-rate] consent conditions proposed [by the Consortium] may not be satisfied. If [the Consortium] believe[s] that [its] members’ reputation and experience are such that clients would in fact grant their consent, then [the Consortium], and not the Company’s stockholders, should bear the risk of obtaining the client [run-rate] consents.

•
Signing Uncertainty: The Special Committee is not willing to engage in extensive discussions or negotiations with respect to [the Consortium’s proposals] unless there is a clear path to signing a definitive merger agreement on an accelerated timeline. It is not clear from [the August 12 Proposal, August 24 Proposal, or August 26 Proposal] whether [the Consortium] require[s] any of the following prior to signing a definitive merger agreement: (1) voting agreements with the individuals who signed voting agreements in favor of [the Rithm T~~t~~ransactions], (2) employment agreements with any key employees of the Company, or (3) discussions or entry into definitive documentation with [the Former EMD Group] with respect to a rollover or [their] support of a transaction more generally. Consistent with the approach taken with all other bidders involved in the sale process, permission to proceed with any of the above discussions will not be granted by the Special Committee unless and until the principal economic terms of a potential transaction have been approved by the Special Committee. It is also unclear as to what additional diligence [the Consortium] may require before executing a definitive merger agreement.”

2 Certain terms and phrases were added for context or conformed to the terms defined in this Proxy Statement. These additions and conformations are noted by brackets.

The August 29 Feedback Letter further explained that the Special Committee did not view the above challenges as insurmountable, and that the Consortium could resolve the above threshold issues by making the following modifications to its proposals. Key excerpts of the letter identifying the solutions to address the threshold identified are included below:

•	“Financing Certainty:

○
Each member of [the Consortium would need] to provide equity financing commitments that total the full $743 million necessary to pay the consideration in the transaction (the “Commitment Amount”). To the extent the [C]onsortium [was] able to secure funded debt financing by the closing [of a proposed transaction], such funded debt commitments could of course be utilized (and the Commitment Amount would be reduced accordingly).

○
The “Damages Commitment” [(e.g., the cap on monetary damages in the event the Consortium fails to consummate the transaction) must equal the Commitment Amount and] must be payable to the extent damages allowable under [the merger agreement] are ordered by a court of competent jurisdiction.

○
Each [individual or entity delivering an equity financing commitment would need] to provide [a] balance sheet and/or other financial information necessary for the Special Committee to confirm that [it] has sufficient liquid cash to honor its Commitment Amount, and each [such individual or entity] should make representations and warranties with respect to such information.

○
The Company to have express third party beneficiary rights to enforce all obligations under the equity commitment letters, and all representations and warranties in the equity commitment letter should be made to the Company.

○
While each [s]ponsor will have customary rights to assign its commitment to controlled affiliates, each [s]ponsor to remain principally liable for its commitment. Additionally, each [s]ponsor must have an obligation to fund the Commitment or Damages Commitment regardless of whether other members of the [C]onsortium have funded their portion.

•
Client [Run-Rate] Consent and Closing Certainty: In order for the Special Committee to be able to determine that a transaction with [the Consortium] would have a high likelihood of being consummated, all client [run-rate] consent conditions to be removed from the merger agreement in their entirety and the draft merger agreement should clearly place the risk of business deterioration due to the announcement of the transaction (including the risk of adverse client and employee reactions) on the [Consortium].

•	Signing Certainty:

○
[The Consortium] should confirm that [they] do not require any additional documentation to be executed, or any other action to be taken, prior to the execution of a definitive merger agreement including, without limitation: (1) entry into voting agreements with any Company stockholders, (2) entry into employment agreements with any employees of the Company, or (3) discussions or negotiations with [the Former EMD Group].

○
[The Special Committee asked the Consortium to] confirm the extent of any diligence that [it would] require prior to executing a definitive merger agreement[, including any diligence necessary] to determine whether any incremental regulatory, antitrust or foreign direct investment approvals will be required.”

Also on August 29, 2023, the Company formally responded to the Former EMD Group regarding the August 22 Demand and issued a press release publicly disclosing such response.

Also on August 29, 2023, the Special Committee formally authorized the engagement of the Asset Management Consultant as an independent consultant to the Special Committee for the purpose of collecting information from the Company and providing an analysis to aid~~assisting~~ the Special Committee in ~~collecting information that would be helpful to the Special Committee in~~ evaluating the Consortium Client Consent Condition Risk. The Special Committee selected the Asset Management Consultant to act as an independent consultant to the Special Committee and to perform these services based on the Asset Management Consultant’s qualifications and relevant experience in the industry in which the Company operates.

The Asset Management Consultant was engaged to provide the following services for the purposes of helping to inform the Special Committee’s evaluation of the Consortium Client Consent Condition: (i) interview key employees of the Company involved in the client management and investment functions at the Company and provide an independent external perspective on the assumptions and views of such key employees; (ii) analyze specific features of the Company’s current client base, including client/AUM concentration, tenure, redemption ability, existence of “key man” requirements, and documented client feedback; (iii) present case studies of industry situations; and (iv) provide a report to the Special Committee summarizing the results of the foregoing and its analysis related to the Consortium Client Consent Condition Risk. The Special Committee again considered and again determined that affirmative outreach to clients, including by the Asset Management Consultant, had a high likelihood of causing significant disruption to the Company’s business and operations, including the risk of triggering redemptions. Therefore, the Asset Management Consultant was not authorized to, and did not, directly contact any of the Company’s clients.

Between August 30, 2023 and September 13, 2023, representatives of the Asset Management Consultant took a series of steps in connection with the services it was engaged to perform in assisting the Special Committee in evaluating the Consortium Client Consent Condition Risk. These steps included, without limitation, (i) arranging meetings with key investment professionals and client relations professionals of the Company, (ii) undertaking an independent review of certain information provided by the Company, including with respect to the Investment Function of the Company, client base and client intermediaries, revenue run rate/client concentration, key-man provisions and redemption rights contained in certain client agreements, and certain feedback received from the Client Feedback Sources~~clients~~ relevant to the Consortium Client Consent Condition Risk analysis (that did not include direct discussions with the Company’s clients by the Asset Management Consultant), (iii) reviewing the proposals from the Consortium (and responses to clarifying questions received from the Consortium) and (iv) other publicly available information (collectively, the “Assessment Steps”). The Asset Management Consultant ultimately provided a report to the Special Committee based on these Assessment Steps and its industry experience that reflected its independent assessment of the degree of the Consortium Client Consent Condition Risk.
On August 30, 2023, after being informed that certain news outlets were planning to publish leaked reports regarding the August 26 Proposal that the Special Committee believed may be incomplete and misleading, the Company (on instruction from the Special Committee) issued a press release (the “August 30 Press Release”) confirming receipt of the August 24 Proposal and August 26 Proposal and reporting that (i) the Special Committee did not make a Superior Proposal Determination, for the reasons described above, and (ii) the Board of Directors had re-affirmed its recommendation that the Company Stockholders vote in favor of the adoption of the Merger Agreement.
In response to the August 29 Feedback Letter and the August 30 Press Release, on August 31, 2023, representatives of J.P. Morgan and PJT Partners received a further updated unsolicited, non-binding proposal from the Consortium (the “August 31 Proposal”) purporting to resolve all issues raised in the August 29 Feedback Letter and offering to acquire the Company for $12.76 per share of Class A Common Stock. The August 31 Proposal included the following material updates from the August 26 Proposal:
•
the Consortium did not deliver commitment letters that included equity commitments for the full amount of the transaction consideration as requested in the August 29 Feedback Letter but instead stated that the $743 million of financial obligations of its newly-formed shell entity would be guaranteed by ~~a single member of the Consortium~~Susquehanna International Group (the “Consortium Guarantor”);

•	the Consortium stated that the cap on its monetary liability for damages would be increased to $743 million, which would also be guaranteed by the Consortium Guarantor;

•	the Consortium reaffirmed its previous position with respect to the Consortium Client Consent Condition;

•
as conditions to signing a definitive merger agreement, the Consortium stated that it would require permission to speak to Mr. Orbuch and Mr. Och (and reiterated the request for a waiver under its NDA to speak with Mr. Och);

•
the Consortium provided additional biographical information regarding ~~the identities of certain of the individuals that~~Boaz Weinstein, Kieran Goodwin, and Mike Jacobellis, who, along with Mr. Levin, were proposed to occupy an “Office of the CIO” that would oversee the Company’s investments following the closing;

•	the Consortium expressed that it believed it could execute documentation within a week of engagement; and

•	all other conditions to signing and closing of the proposed transaction remained substantially unchanged from the August 26 Proposal.

Representatives of PJT Partners and J.P. Morgan promptly notified the Special Committee of the August 31 Proposal.

Also on August 31, 2023, Rob Shafir, former Chief Executive Officer of the Company, released an open letter to the Special Committee (the “Shafir Letter”) stating that he believes it is not credible that the Consortium (i) would not be acceptable to the Company’s limited partners and (ii) does not have committed financing required to complete a definitive transaction with the Company. Mr. Shafir further stated he will not be supporting the Mergers.

On September 1, 2023, at a meeting of the Special Committee with representatives of its financial and legal advisors and the Asset Management Consultant present, the Special Committee discussed the August 31 Proposal, including steps required to evaluate the proposal and initial reactions to the proposal. At the request of the Special Committee, representatives of the Asset Management Consultant provided updates regarding their work conducted to date and the information that the Asset Management Consultant would require from the Company to complete its work based on the revised terms of the August 31 Proposal. Representatives of Latham & Watkins also noted additional information needed to appropriately assess the August 31 Proposal. The Special Committee instructed Latham & Watkins to assist in preparing a set of clarifying questions for the Special Committee’s approval that would help the Special Committee and its independent advisors to more fully assess the August 31 Proposal (which it did, following discussion with PJT Partners and, as it related to questions regarding the Consortium Client Consent Condition Risk, the Asset Management Consultant).
Later that day, at a meeting of the Special Committee with representatives of its financial and legal advisors present, the Special Committee reviewed the draft clarifying questions related to the August 31 Proposal (the “September 1 Clarifying Questions”), which included a variety of questions relevant to the Special Committee’s assessment of the Consortium Client Consent Condition Risk, including relating to (a) the proposed “Office of the CIO”, including details regarding its role, discretion and oversight of, and its impact on, the Company’s Investment Function and the identity of the individual(s) having ultimate discretion over investment decisions and employment decisions, as well as whether such individuals had a track record of working together in a similar CIO function, (b) the role the members of the Consortium are expected to play in the Investment Function and operation of the business, (c) the nature of the governance arrangements relating to the Consortium’s control over the Company (and its investment decisions), and (d) the Consortium’s proposed plans for identifying and mitigating conflicts of interest that may arise because members of the Consortium or “Office of the CIO” may continue in their roles at competing asset management firms. The September 1 Clarifying Questions also included questions regarding (i) the form of financial guarantee proposed by the Consortium, (ii) the Consortium’s requirements with respect to proposed regulatory approvals, and (iii) any diligence or discussions that would be a condition to the Consortium signing a definitive merger agreement. The Special Committee authorized PJT Partners to provide the September 1 Clarifying Questions to the Consortium and request that the Consortium respond as soon as practicable.
On the same day, (a) representatives of Latham & Watkins notified representatives of Rithm and Skadden of the August 31 Proposal, as required under the terms of the Merger Agreement and (b) per the direction of the Special Committee, representatives of PJT Partners sent the September 1 Clarifying Questions to representatives of the Consortium and its financial and legal advisors.

On September 3, 2023, representatives of the Consortium provided responses to the September 1 Clarifying Questions to representatives of PJT Partners and J.P. Morgan (the “September 3 Clarifications”), including a draft guarantee, updated commitment letters and a revised draft merger agreement. The September 3 Clarifications indicated that, among other things:

•	the Consortium contemplated significant changes to the Company’s Investment Function, including:

○
the “Office of the CIO” (and ultimately ~~the founder of Bidder J~~Mr. Weinstein) would have ultimate decision-making authority over investments and the overall risk profile of assets managed by the Company, and Mr. Levin would no longer have ultimate decision-making authority over investments;

○
the “Office of the CIO” would be comprised of: (a) ~~the founder of Bidder J~~Mr. Weinstein, who would also continue in his role as CIO of Bidder J (an asset management firm with competing strategies to the Company) in parallel, (b) Kieran Goodwin and Mike Jacobellis, two individuals who have no affiliation with the Company or the Consortium and who have never worked together in a CIO role, and (c) Mr. Levin, should he elect to continue his employment with the Company in this new role;

○
in the event of a disagreement between members of the proposed “Office of the CIO,” ~~the founder of Bidder J~~Mr. Weinstein would have ultimate decision-making authority and would also have authority to add or remove members of the “Office of the CIO”;

○
while other members of the Consortium may sit on the board of directors of the Company (where they would be privy to information about the Company), they ~~were not envisioned to~~ would not be involved in the day-to-day investment decisions or operation of the Company;

○
the board of directors of the Company (which may include members of the Consortium) would be tasked with reviewing and approving policies and procedures to identify and address conflicts of interest, confidentiality and other matters, as well as overseeing risk management (no further details were provided regarding proposed processes for identifying and mitigating conflicts of interest that may arise because members of the Consortium or “Office of the CIO” may continue in their roles at competing asset management firms); and

○
~~the founder of Bidder J~~Mr. Weinstein would lead a “tail hedging strategy” through a sub-advisory relationship between the Company and Bidder J pursuant to which the Company would pay Bidder J a fee to manage this strategy, and this strategy would be implemented in the Company’s existing investment funds;

•
the proposed form of guarantee was not a standard unconditional guarantee to fund all obligations of the Consortium buyer when and as required under the definitive ~~transaction documentation~~merger agreement with the Company; instead the guarantee was of the obligations of the parties providing the debt and equity commitments and was therefore subject to the same conditions to funding;  ~~that the Special Committee previously indicated in the August 29 Feedback Letter would be unacceptable because these conditions created undue risk of not closing;~~ as the commitment letters (including, for instance, that funding need only occur if funding under the other commitment letters is occurring substantially contemporaneously), which, taken as a whole, resulted in the Consortium proposal continuing to have more financing risk (and therefore less deal certainty) than present in the Transactions;

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the Consortium did not require as a condition to signing the merger agreement any voting agreements or employment agreements from any employee of the Company or any release or rollover agreement with the Former EMD Group;

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the Company would be required to seek client run-rate consents for a transfer of the CLO business line to the Consortium, but in the event the Consortium were to proceed with the CLO Sale, the Company would also be required to seek client run-rate consents for a sale to the buyer of the CLO business (such latter consent would not be a separate condition to the closing of the transaction); and

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the Consortium would need to conduct additional diligence, including engaging directly with the SEC, regarding the Company’s previous criminal plea and regulatory status in order to assess whether individual members of the Consortium would be prohibited from acting as investment manager to mutual funds, closed end funds, business development companies and other pooled vehicles under the Investment Company Act, and in the event such prohibition did in fact extend to any such members of the Consortium, whether a waiver under section 9(c) of the Investment Company Act would be needed prior to the closing of the proposed transaction.

On September 5, 2023, at a meeting of the Special Committee with representatives of its independent financial and legal advisors and the Asset Management Consultant present, the Special Committee discussed with representatives of the Asset Management Consultant the Consortium Client Consent Condition Risk. Following such discussion, t~~T~~he Special Committee ~~discussed with its advisors~~noted that, among other things, (i) the September 3 Clarifications outlined meaningful proposed changes to the Company’s Investment Function, including the extent to which certain key employees would be able to exercise investment discretion and ~~made it clear~~the fact that the individuals who~~that~~ were proposed to occupy the “Office of the CIO” had never worked together in any similar capacity or managed money together, and thus were likely to be viewed by clients as not having a track record (collectively, the “Investment Process Changes”), (ii) based on the feedback ~~from clients to the client relations team, a number of clients of~~received by the Company from the Client Feedback Sources, clients representing a material percentage of the Company’s client base had already raised concerns about the potential for changes to the Investment Function and that, given the large concentration of revenue run rate in a small number of clients, a small number of clients failing to provide consent could result in a failure to satisfy the Consortium Client Consent Condition, and (iii) these Investment Process Changes increased the risk that certain key employees would not remain with the Company. The Special Committee determined that it would continue to review and consider the August 31 Proposal and the September 3 Clarifications and would not make any formal determination with respect to the August 31 Proposal until it had an opportunity to review the ~~information collected~~ full report to be prepared by the Asset Management Consultant ~~in full~~.

~~On September 7, 2023, at a meeting of the Special Committee with representatives of its independent financial and legal advisors and the Asset Management Consultant present, representatives of the Asset Management Consultant discussed the information collected to date. The Asset Management Consultant noted that typical drivers of client loss following a change of control include (i) departures of key persons and/or destabilization of an investment team, (ii) material changes to the Investment  Function and (iii) concerns about overall firm governance and ownership.~~

On September 8, 2023, representatives of J.P. Morgan and PJT Partners received an e-mail from representatives of the Consortium (the “September 8 E-mail”), which they promptly provided to the Special Committee, in which such representatives speculated that the reason that the Special Committee had not responded to the August 31 Proposal was because the Special Committee was prepared to reject the August 31 Proposal due to concerns about the likelihood of satisfying the Consortium Client Consent Condition. The Consortium expressed their view that the Special Committee’s unwillingness to find the Consortium Client Consent Condition superior to the Rithm Client Consent Condition did not account for the Company’s obligations to its clients.

On September 13, 2023, at a meeting of the Special Committee with representatives of its financial and legal advisors and the Asset Management Consultant present, ~~the Special Committee discussed~~ representatives of the Asset Management Consultant presented its report regarding the Consortium Client Consent Condition ~~with the~~Risk upon completion of the Assessment Steps. The Asset Management ~~Consultant and reviewed the information provided by the Asset Management Consultant~~Consultant’s findings noted that, based on the Assessment Steps performed to date and the Investment Process Changes reported in the September 3 Clarifications, the Consortium’s current proposal created meaningful risk that the Consortium Client Consent Condition would not be satisfied. After the Asset Management Consultant had concluded its presentation and exited the meeting, the Special Committee and its financial and legal advisors further discussed the August 31 Proposal’s terms and conditions and the Special Committee asked additional questions of its legal and financial advisors. Following discussion, the Special Committee determined that there continued to be~~were~~ a variety of factors that created risk that a transaction ~~could ever be signed~~ with the Consortium ~~and then closed~~would not be successfully closed (such factors, including those set forth below, collectively, the “Consortium Closing Risks”) including, without limitation, that:

~~•~~	~~the Consortium had not complied with the instruction provided in the August 29 Feedback Letter to provide a customary “full equity backstop” and deliver equity commitment letters covering the full amount of the transaction consideration, and instead continued to rely on the more conditional debt commitment letters from their own Consortium members to financing the transaction;~~

~~•~~	~~while the Consortium had delivered a guarantee, the proposed form of guarantee was not a standard unconditional guarantee to fund all obligations of the Consortium buyer when and as required under the definitive transaction documentation; instead the guarantee was subject to the same conditions to funding that the Special Committee previously indicated in the August 29 Feedback Letter would be unacceptable because these conditions created undue risk of not closing;~~

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as assessed by the Special Committee and based in part on the information provided by the Asset Management Consultant and the reaction of certain of the Company’s clients since the filing of the Company’s preliminary proxy statement obtained from the Client Feedback Sources, there was material risk that the Consortium Client Consent Conditions (which remained unchanged from the original August 12 Proposal) could not be satisfied and that therefore~~such~~ a transaction with the Consortium could not be consummated;

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the Special Committee continued to have a significantly higher degree of confidence that the Rithm Client Consent Condition could be satisfied, based on Rithm’s stated intention not to meaningfully change the Company’s Investment Function, general client feedback received to date and the fact that clients representing a material percentage of the Company’s client base had already provided their consent to the Transactions with Rithm (which level of client consents ~~received for~~ the Special Committee noted is expected to continue to fluctuate until the closing of the Transactions ~~with Rithm to date~~due to the Client Consent Factors; ~~and~~

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while the Consortium had made significant improvements in the financing terms it was proposing, the Consortium’s proposal continued to contain more financing uncertainty than the Transactions and it remained unclear why – if the Consortium’s financing sources were fully committed – the Consortium did not simply deliver a financing package that met the terms in the August 29 Feedback Letter; and

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the Consortium is made up of sophisticated investors who have retained experienced legal and financial advisors, all of whom are likely to understand what would be necessary in order for an unsolicited proposal to constitute a Superior Proposal, and the Special Committee has given express feedback (including in its August 29 Feedback Letter) regarding changes the Consortium could make to resolve the threshold issues that continued to prevent the Consortium’s proposals from being reasonably expected to lead to a Superior Proposal, and yet the Consortium has not made a proposal that resolved all of the threshold issues.

In light of the above, the Special Committee did not make a Superior Proposal Determination with respect to the August 31 Proposal. The Special Committee also considered whether it would be beneficial to send further feedback regarding the August 31 Proposal and the September 8 E-mail to the Consortium, however, the Special Committee determined that the August 29 Feedback Letter was comprehensive and still represented the Special Committee’s position with respect to all threshold issues that continued to prevent the Special Committee from making a Superior Proposal Determination. Accordingly, the Special Committee determined not to send feedback to the Consortium, consistent with its non-solicitation obligations under the Merger Agreement (see “The Merger Agreement — Additional Agreements — No Solicitation” beginning on page 130).

Additional Information Regarding the Asset Management Consultant

The Asset Management Consultant was retained by the Special Committee to act as an independent consultant for the purpose of collecting information and providing an analysis to aid the Special Committee in evaluating the Consortium Client Consent Condition Risk. The Special Committee selected the Asset Management Consultant to act as an independent consultant based on the Asset Management Consultant’s qualifications and relevant experience in the industry in which the Company operates. At a meeting of the Special Committee on September 13, 2023, the Asset Management Consultant delivered a report to the Special Committee noting, subject to certain qualifications, limitations and assumptions (including those noted below), that based on the Assessment Steps performed to date and the Investment Process Changes reported in the September 3 Clarifications, as of the date thereof, there was meaningful risk that the Consortium Client Consent Condition required for the deal to close would not be satisfied.

The Asset Management Consultant was engaged to provide the following services for the purposes of helping to inform the Special Committee’s evaluation of the Consortium Client Consent Condition: (i) interview key employees of the Company involved in the client management and investment functions at the Company and provide an independent external perspective on the assumptions and views of such key employees, (ii) analyze specific features of the Company’s current client base, including client/AUM concentration, tenure, redemption ability, existence of “key man” requirements, and documented client feedback, (iii) present case studies of industry situations, such as transaction consent information (where available), or the impact of key person departure on asset levels and (iv) provide a report to the Special Committee summarizing the results of the foregoing and its analysis related to the Consortium Client Consent Condition Risk.

The Asset Management Consultant was not engaged to perform any management functions, make management decisions, assume any management responsibilities, or otherwise perform in a capacity equivalent to that of the Special Committee or management or an employee of the Company, including, assuming any financial reporting oversight role; authorizing, executing, or consummating any transactions, or otherwise exercising authority on behalf of the Special Committee or the Company or having the authority to do so; preparing any of the source documents relevant to the analysis; supervising the Special Committee or employees of the Company in the performance of their activities; reporting to the Board on behalf of the Special Committee or the Company’s management; or providing any legal advice with respect to, or conducting a legal review of, any documents, records, or policies of the Special Committee or the Company.

The terms of the Asset Management Consultant’s engagement by the Special Committee provided that the Special Committee remained solely responsible for, among other things, (i) the performance of its personnel and agents; (ii) making all management decisions, performing all management functions, and assuming all management responsibilities; (iii) designating a competent management member to oversee the services provided by the Asset Management Consultant; (iv) evaluating the adequacy and results of the services provided by the Asset Management Consultant; (v) accepting responsibility for the results of the services provided by the Asset Management Consultant; and (vi) establishing and maintaining internal controls, including monitoring ongoing activities. While the services provided by the Asset Management Consultant included its analysis of the Consortium Client Consent Condition Risk, the Asset Management Consultant did not make any decisions on behalf of the Special Committee in connection with the implementation of such analysis. The engagement terms of the Asset Management Consultant further provided that the performance of its services, including the Assessment Steps, was dependent upon (a) the Special Committee’s timely and effective satisfaction of its responsibilities under the terms of its engagement letter, (b) the Special Committee’s timely decisions and approvals in connection with the services provided by the Asset Management Consultant, upon which the Asset Management Consultant was entitled to rely, and (c) the Special Committee and its advisors providing the Asset Management Consultant with reasonable facilities and timely access to accurate and complete versions of relevant materials and information, including materials and information requested by the Asset Management Consultant, and answering the Asset Management Consultant’s questions fully and accurately.

The Asset Management Consultant had no responsibility for the accuracy or completeness of the information provided by, or on behalf of, the Special Committee and the terms of engagement with the Asset Management Consultant provided that it was not engaged to detect errors or fraud and its services, including the conclusions contained in its report, may not identify errors or fraud should they exist.

The sufficiency of the scope of the services provided by the Asset Management Consultant was solely the responsibility of the Special Committee and the Asset Management Consultant made no representation as to the sufficiency of the scope of the services provided by it for the Special Committee’s purposes. In addition, the Asset Management Consultant had no responsibility for performing any services or procedures beyond those agreed to by the Special Committee and the Asset Management Consultant or for updating the services it provided.

The Asset Management Consultant and its report delivered to the Special Committee did not express any opinion or other form of assurance with respect to the Consortium Client Consent Condition Risk or any other matters as a result of the performance of the services provided by the Asset Management Consultant.

The performance of the services provided by the Asset Management Consultant did not constitute (i) a recommendation regarding any transaction, including the acquisition, divestiture, or financing of any business, assets, liabilities, or securities; (ii) a market or financial feasibility study; or (iii) a fairness or solvency opinion. The services provided by the Asset Management Consultant and the report of the Asset Management Consultant delivered to the Special Committee were not intended to be, and will not be construed to be, “investment advice” within the meaning of the Advisers Act. It was understood that the Asset Management Consultant would not provide, nor would the Asset Management Consultant be responsible for providing, legal advice under the terms of its engagement. In addition, any forward-looking information was the responsibility of the Special Committee and the Company’s management. In this regard, the Special Committee and the Company’s management was responsible for representations about its plans and expectations and for disclosure of significant information that might affect the ultimate realization of such forward-looking information, and the Asset Management Consultant had no responsibility therefor. The Special Committee acknowledged in its engagement letter with the Asset Management Consultant that there will usually be differences between forward-looking information and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

The Asset Management Consultant’s report was provided to the Special Committee, in its capacity as such, in connection with and for the purposes of its evaluation of the Consortium Client Consent Condition Risk and is not a recommendation as to any action the Special Committee or Board should take with respect to the Transactions or any proposal by the Consortium or any aspect thereof.

As compensation for its services in connection with its engagement, the Asset Management Consultant will be paid aggregate compensation of $250,000 from the Company, which became payable upon delivery of the Asset Management Consultant's report, and none of which was contingent upon the consummation of any transaction (including the Mergers). The Company has agreed to reimburse the Asset Management Consultant for reasonable out-of-pocket expenses and to indemnify the Asset Management Consultant for certain liabilities arising out of the performance of such services, including the delivery of the Asset Management Consultant’s report.
In the ordinary course of the Asset Management Consultant and its affiliates’ businesses, the Asset Management Consultant and its affiliates may provide consulting and other professional services to the Company, Parent or their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of its written report, the Asset Management Consultant and certain of its affiliates are or have been retained in connection with the performance of certain tax and advisory services for which they received approximately $8 million in professional fees.